SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. ____)

Malvern Federal Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

561410 10 1
(CUSIP Number)

Ronald Anderson	Copies to:
President and Chief Executive Officer	Hugh T. Wilkinson, Esq.
Malvern Federal Mutual Holding Company	Elias, Matz, Tiernan & Herrick L.L.P.
42 East Lancaster Avenue	734 15th Street, N.W.
Paoli, Pennsylvania 19301	Washington, D.C. 20005
(610) 644-9400	(202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 561410 10 1	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malvern Federal Mutual Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 3,383,875
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 3,383,875
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,383,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 561410 10 1	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the ACommon Stock@), of Malvern Federal Bancorp, Inc., a United States corporation (the ACompany@ or the AIssuer@), whose principal executive offices are located at 42 East Lancaster Avenue, Paoli, Pennsylvania 19301.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed on behalf of Malvern Federal Mutual Holding Company, a federally chartered mutual holding company (the AMHC”).  The MHC’s principal business is to hold the majority of the outstanding shares of the Company=s Common Stock.  The business address of the MHC is 42 East Lancaster Avenue, Paoli, Pennsylvania 19301.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, “Insiders”):

Name	Occupation

Directors:

Ronald Anderson	President and Chief Executive Officer of the Company, the MHC and Malvern Federal Savings Bank (the “Bank”).

Kristin S. Camp	Partner at Buckley, Brion, McGuire & Morris LLP, West Chester, Pennsylvania since 1996.

F. Claire Hughes, Jr.	Retired. Previously Vice President, General Manager and Treasurer of Matthews Ford and President of Matthews Leasing Company, Paoli, Pennsylvania.

Joseph E. Palmer, Jr.	Co-owner and manager of Palmer Group Properties, a real estate investment and management company located in Paoli, Pennsylvania since 1994.

David R. Prizer	Retired. Previously, owner of Prizer Associates, Inc., Pottstown, Pennsylvania.

Cordine Scartozzi	Retired. Previously, President of Paoli Hardware Center from 2001 to 2006.

Edward P. Shanaughy, II	Owner of Our Deli, Paoli, Pennsylvania. Previously, owned and operated 28 meat/butcher stores in New York, Delaware, New Jersey and Pennsylvania.

George E. Steinmetz	Owner, Matthews Paoli Ford, an automobile dealership, Paoli, Pennsylvania since 2002.

John B. Yerkes, Jr.	Principal and Chief Executive Officer of Yerkes Associates, Inc., Consulting Civil Engineers, since 1961 and Principal of Next Level Mapping, G.I.S. Consultants, West Chester, Pennsylvania.

CUSIP No. 561410 10 1	13D	Page 4 of 7 Pages

Name	Occupation

Executive Officers Who Are Also Not Directors:

Dennis Boyle	Senior Vice President, Treasurer and Chief Financial Officer of the Company, the MHC and the Bank.

William E. Hughes, Jr.	Senior Vice President and Chief Lending Officer of the Company, the MHC and the Bank.

Gerard M. McTear, Jr.	Chief Administrative Officer of the Company, the MHC and the Bank.

(d)           During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Company nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All of the Insiders are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The Company was formed for the purpose of becoming the stock holding company of Malvern Federal Savings Bank, a federally chartered savings bank (the ABank@); and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company.  Pursuant to the Bank=s Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company (the APlan of Reorganization@) and a related Plan of Stock Issuance (APlan of Stock Issuance@), on May 19, 2008, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the AReorganization@).  On May 19, 2008, 3,383,875 shares of Common Stock were issued to the MHC at no cost to the MHC.  In addition, on May 19, 2008, certain Insiders purchased shares of Common Stock using their personal funds.  All shares purchased by Insiders were purchased at a price of $10.00 per share.

Item 4.	Purpose of Transaction

The primary purpose of the transaction was to reorganize the Bank into the mutual holding company form of organization. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings association.  The transaction also gives the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversity into other financial services.  Because the Company only issued a minority of the Common Stock for sale to the public in the Reorganization, the Bank=s  ability to remain an independent savings association and to provide community-related financial services is expected to be preserved.

CUSIP No. 561410 10 1	13D	Page 5 of 7 Pages

While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of May 19, 2008, the MHC directly and beneficially owned 3,383,875 shares of the Company's Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date.  The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of May 19, 2008.

			Percentage of Outstanding
Name	No. of Shares Beneficially Owned		Common Stock

Ronald Anderson	9,000	(1)	*
Dennis Boyle	13,000	(2)	*
Kristin S. Camp	1,100		*
F. Claire Hughes, Jr.	5,000		*
William E. Hughes, Jr.	7,500	(1)	*
Joseph E. Palmer, Jr.	4,000		*
David R. Prizer	3,000	(3)	*
Cordine Scartozzi	4,000		*
George E. Steinmetz	10,000		*
John B. Yerkes, Jr.	5,000		*

________________________

*	Represents less than one percent of the Company's outstanding Common Stock.
(1)	The indicated shares are held in the Malvern Federal Savings Bank Employees’ Savings and Profit Sharing Plan (the “401(k) Plan”).

CUSIP No. 561410 10 1	13D	Page 6 of 7 Pages

(2)	Includes 12,500 shares held in the 401(k) Plan and 500 shares held by Mr. Boyle as custodian for his children.
(3)	Includes 500 shares held by Mr. Prizer’s wife.

(b)           The MHC has sole voting and dispositive power over 3,383,875 shares.  The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

(c)           Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days other than the shares set forth in paragraph(a) above acquired on May 19, 2008 at a price of $10.00 per share.

(d)           Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 561410 10 1	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MALVERN FEDERAL MUTUAL HOLDING COMPANY

May 20, 2008	By:	/s/Ronald Anderson
Ronald Anderson
President and Chief Executive Officer